Patricia Williams

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

August  26 , 2009

VIA EDGAR

Re:

Dominion Funds, Inc. (“Registrant”) Proxy Statement, as Amended and Filed August 26 , 2009 (“Proxy Statement”) Regarding its Sole Series, the Shepherd Fund (the “Fund”).

 Investment Company Act File No. 811-06727

Dear Ms. Williams:

This letter is being sent to you in response to your comments regarding the previously filed proxy statement for the Registrant.  Registrant has now filed a revised definitive Proxy Statement in response to your comments contemporaneously herewith.

Comment 1.  Please separate the item regarding revisions to fundamental investment policies into separate voting items on the proxy statement and notice, as well as the proxy voting card.

Response.  Completed and reflected in the new filing.

Comment 2.  Please state, for each new separated item, whether the approval of such proposal will materially affect the investment strategy of the Fund.

Response.  Completed and reflected in the new filing. Please note that the Fund does not expect that the changes will materially affect the investment strategy of the fund, other than the ability to invest in foreign securities in excess of the previous limit of 10%.

Comment 3.  Please state the risks associated with each such new separated item should such proposal be approved.

Response.  Completed and reflected in the new filing.  Please note that risk disclosure has been added to each item in accordance with the above comment.

Sincerely Yours,

/s/ Robert N. Sobol, Esq.

Counsel to Registrant

Cipperman & Company, LLC

Walnut Hill Plaza, Suite 140

150 South Warner Road

King of Prussia, PA 19406